GOLDMAN SACHS TRUST
71 South Wacker Drive
Suite 500
Chicago, Illinois 60606
December 18, 2006
VIA EDGAR TRANSMISSION
Securities and Exchange Commission
100 “F” Street, N.E.
Washington, D.C. 20549

Re:	Goldman Sachs Trust (the “Trust”)/ Post-Effective Amendment No. 138 to the Registration Statement on Form N-1A (1933 Act Registration No. 33-17619) (1940 Act Registration No. 811-5349)
Ladies and Gentlemen:
     Attached is a memorandum which summarizes the staff’s comments on Post-Effective Amendment No. 138 to the Registration Statement on Form N-1A (the “Post-Effective Amendment”) and the Trust’s responses to such comments.
     The Trust acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the Post-Effective Amendment. The Trust further acknowledges that staff comments or changes to disclosure in response to staff comments on the Post-Effective Amendment may not foreclose the Securities and Exchange Commission (the “Commission”) from taking any action with respect to the Post-Effective Amendment. The Trust further acknowledges that it may not assert staff comments as a defense in any proceeding initiated by the Commission or any party under the federal securities laws of the United States of America.

Very truly yours, Goldman Sachs Trust
By:	/s/ Peter V. Bonanno
Peter V. Bonanno
Secretary

MEMORANDUM

TO:	Linda Sterling	CC:	Patricia Meyer
George Djurasovic
Kenneth L. Greenberg

FROM:	Jillian Lynn Bosmann

DATE:	December 18, 2006

RE:	Goldman Sachs Trust/Post-Effective Amendment No. 138 (Name Change of International Equity Fund to Concentrated International Equity Fund)

(1933 Act Registration No. 33-17619) (1940 Act Registration No. 811-5349)
     This memorandum summarizes the comment on Post-Effective Amendment No. 138 (the “Amendment”) to the Registration Statement of Goldman Sachs Trust (the “Registrant”) which was conveyed by you by telephone on December 11, 2006.
Comment: Under Principal Investment Strategies for the Goldman Sachs Concentrated International Equity Fund, it states that the Fund intends to invest in companies with public stock market capitalizations that are larger than $500 million at the time of investment. However, Mid Cap and Small Cap Risk is not identified as one of the principal risks of the Fund on the table on page 16 of the prospectus. Please indicate that Mid Cap and Small Cap Risk is one of the principal risks of the Fund.
Response: Revised as requested.
     If you have any questions or comments concerning this memorandum, please contact me at (215) 988-3307.